UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-41801

Cheche Group Inc.

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 9, 2026

By:	/s/ Lei Zhang
Name:	Lei Zhang
Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release